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                              August 17, 2023

       WeiQun Chen
       Chief Financial Officer
       Novagant Corp
       Suite 2006, AIA Kowloon Tower, Landmark East
       100 How Ming Street
       KT, Hong Kong 999077

                                                        Re: Novagant Corp
                                                            Amendment No. 1 to
Form 10-K for the Fiscal Year Ended March 31, 2023
                                                            File No. 000-26675

       Dear WeiQun Chen:

              We have reviewed your August 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 26, 2023 letter.

       Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2023

       General

   1. We note your response to comment 3 and re-issue in part. We note in your supplemental
                                                        submission that    as
of the date hereof, the directors, officers and senior management of the Company consist of:
WeiQun Chen, HongZhen Xu and HaiYan Zeng, and none of
                                                        such persons are a
representative of a government entity in the People   s Republic of
                                                        China.    Please
confirm, if true, that your reference to    representative    includes
officials
                                                        of the Chinese
Community Party.
   2. With respect to your disclosure pursuant to Item 9C(b)(5), we note that you have included language that such
disclosure is    to our best knowledge.    Please supplementally confirm
                                                        without qualification,
if true, that your articles and the articles of your consolidated foreign operating
entities do not contain wording from any charter of the Chinese
 WeiQun Chen
Novagant Corp
August 17, 2023
Page 2
         Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at
202-551-3377
with any questions.



FirstName LastNameWeiQun Chen                             Sincerely,
Comapany NameNovagant Corp
                                                          Division of
Corporation Finance
August 17, 2023 Page 2                                    Disclosure Review
Program
FirstName LastName